Exhibit 99.13

To:                             Healthy Harmony Holdings, L.P. (“Parent” or “you”)

c/o TPG Capital, L.P.

345 California Street, Suite 3300, San Francisco, CA 94104

Attention: Ronald Cami, Esq.

Telephone No.: (415) 743-1532

Facsimile No.: (415) 743-1501

Email address: rcami@tpg.com

February 17, 2014

Re:  Acquisition of 30% shareholding in Chindex Medical Limited

Ladies and Gentlemen,

We refer to the Agreement and Plan of Merger dated the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”) among Chindex International, Inc. (the “Company”), Parent and Healthy Harmony Acquisition, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger and a wholly-owned subsidiary of Parent.

We acknowledge that (i) the Company owns, indirectly through its wholly-owned subsidiary Chindex Medical Holdings (BVI) Limited (the “Seller”), 30% of the issued and outstanding share capital of Chindex Medical Limited, a company incorporated under the laws of Hong Kong (the “Joint Venture”), and (ii) Shanghai Fosun Pharmaceuticals (Group) Co., Ltd. (“Fosun Pharma”) owns, indirectly through its subsidiary Fosun Industrial Co., Limited and Ample Up Limited, the remaining 70% of the issued and outstanding share capital of the Joint Venture, and after the consummation of the Merger, Parent will own, indirectly through the Company and the Seller, 30% of the issued and outstanding share capital of the Joint Venture (the “Sale Shares”).

Fosun Pharma wishes to acquire the Sale Shares at fair market value after the consummation of the Merger.

1.                                      ACQUISITION; CONSIDERATION

Subject to the terms and conditions set forth in this letter agreement (this “Letter Agreement”), Fosun Pharma hereby commits to cause Fosun Industrial Co., Limited and Ample Up Limited and /or one or more other subsidiaries of Fosun Pharma (the “Purchaser”) to acquire the Sale Shares from the Seller, and Parent hereby commits to cause the Seller to sell the Sale Shares to the Purchaser, for an aggregate purchase price equal to the fair market value of the Sale Shares to be mutually agreed between Parent and Fosun Pharma (the “Proposed Transaction”), without any deduction or withholding in respect of any tax. The fair market value of the Sale Shares shall be determined according to the following formula:

If the Joint Venture has net profit during the period from the date of consummation of the Merger to the date of execution of the SPA (as defined below):

FMV=30% X (SE+P)

Where:

“FMV” refers to the fair market value of the Sale Shares;

“SE”  refers to the stockholders’ equity of the Joint Venture as of the date of the consummation of the Merger set forth in the financial statements of the Joint Venture; and

“P” refers to the net profit of the Joint Venture during the period from the date of consummation of the Merger to the date of the execution of the SPA set forth in the financial statements of the Joint Venture.

If the Joint Venture records net loss during the period from the consummation of the Merger to the date of execution of the SPA:

FMV=30% X (SE-L)

Where:

“L” refers to the net loss of the Joint Venture during the period from the consummation of the Merger to the date of execution of the SPA as reflected in the financial statements of the Joint Venture.

However, notwithstanding the above, in no event shall FMV be (i) lower than 70% of the net asset value of the Joint Venture as reflected in the latest unaudited financial statements of the Joint Venture prior to the execution of this Letter Agreement or (ii) higher than 130% of the net asset value of the Joint Venture as reflected in the latest unaudited financial statements of the Joint Venture prior to the execution of this Letter Agreement.

2.                                      CONDITIONS

(a)                                 The obligation of Fosun Pharma to cause the Purchaser to acquire the Sale Shares shall be subject to (i) the consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) the receipt of all approvals from the shareholders of Fosun Pharma for the Proposed Transaction if required by law, regulation or rule of any applicable securities exchange or the constitutional documents of Fosun Pharma (such approvals, the “Requisite Shareholder Approvals”), (iii) the representations and warranties of the Seller set forth in the SPA (as defined below) being true and correct in all material respects, (iv) the execution and delivery by the Seller of a sale purchase agreement (“SPA”) for the Sale Shares in accordance with the terms and conditions set forth in this Letter Agreement and (v) the satisfaction or waiver of all the conditions precedent for closing set forth in the SPA.

(b)                                 The obligation of Parent to cause the Seller to sell the Sale Shares shall be subject to (i) the consummation of the Merger in accordance with the terms of the Merger Agreement, (ii) the receipt of all approvals from the board of directors of the general partner of Parent (the “Board”) for the Proposed Transaction if required by law or regulation or the constitutional documents of Parent, (iii) the representations and warranties of the Purchaser set forth in the SPA being true and correct in all material respects, (iv) the execution and delivery by the Purchaser of the SPA and (v) the satisfaction or waiver of all the conditions precedent for closing set forth in the SPA.

(c)                                  Subject to the satisfaction or waiver of the conditions set forth above, the closing of the Proposed Transaction will take place on a date to be agreed between Parent and Fosun Pharma, which shall be as soon as practicable after all the conditions have been satisfied or waived.

3.                                      REPRESENTATIONS AND WARRANTIES

(a)                                 Fosun Pharma represents and warrants to Parent that it has received all the approvals from its board of directors required  for the Proposed Transaction, subject to the approval of its shareholders if required by law, regulation or rule of any applicable securities exchange or constitutional documents of Fosun Pharma.

(b)                                 The Seller will provide the following representations and warranties in the SPA, which will be made as of the signing and closing of the SPA: (i) due organization of the Seller, (ii) due power of and authorization by the Seller, (iii) the consummation of the Proposed Transaction will not conflict with the Seller’s constitutional documents, law or any material agreements to which it is a party, (iv) the Seller’s legal and beneficial ownership of the Sale Shares, free of any encumbrances and (v) the absence of litigation against the Seller that would restrict or prohibit the Proposed Transaction. Except for the representations and warranties set forth above, neither the Seller nor any other person makes or will make any express or implied representation or warranty with respect to the Sale Shares or the Seller, the Joint Venture or their respective assets, liabilities, properties, business, operations, conditions or prospects.

(c)                                  The Purchaser will provide the following representations and warranties in the SPA, which will be made as of the signing and closing of the SPA: (i) due organization of the Purchaser, (ii) due power of and authorization by the Purchaser, (iii) the consummation of the Proposed Transaction will not conflict with the Purchaser’s constitutional documents or applicable law, (iv) sufficiency of funds of the Purchaser and (v) the absence of litigation against the Purchaser that would restrict or prohibit the Proposed Transaction; provided that the representations and warranties in clause (ii) and (iii) made by the Purchaser as of the signing of the SPA shall be subject to the receipt of the Requisite Shareholder Approvals.  The Purchaser will also acknowledge and agree that (x) it has conducted its own independent investigation and analysis of the business, assets, condition and operations of the Joint Venture and (y) in entering into the SPA, it has relied on its own investigation and analysis and not on any representations and warranties of the Seller other than those expressly set forth in Section 3(b) above.

4.                                      PAYMENT OF CONSIDERATION

The purchase price for the Sale Shares shall be paid after all the conditions set forth in the SPA have been satisfied or waived, provided that in no event shall the Purchaser be required to pay the purchase price for the Sale Shares before the Sales Shares have been duly registered in the name of the Purchaser.

5.                                      COVENANTS

(a)                                 Each of Parent and Fosun Pharma shall, and shall use reasonable efforts to procure that any necessary affiliate shall, from time to time execute such documents and perform such acts and things as either of Parent or Fosun Pharma may reasonably require to consummate the Proposed Transaction, including causing the Seller and the Purchaser to execute the SPA in accordance with the terms of this Letter Agreement and, if the Proposed Transaction has not been consummated within one year of the consummation of the Merger, obtaining all necessary approvals and satisfying all other conditions precedent for closing set forth in the SPA in order for the Proposed Transaction to be consummated as soon as possible thereafter.

(b)                                 Subject to the terms and conditions of this Letter Agreement, Fosun Pharma hereby agrees to cause its representatives or nominees on the Board to vote for the Proposed Transaction.

(c)                                  Any action to be taken by Parent (or any subsidiary thereof) in connection with this Letter Agreement to enforce the rights of Parent hereunder or in connection with the SPA to enforce the Seller’s rights thereunder shall be taken by, or at the direction of, the Board with all representatives or nominees of Fosun Pharma on the Board abstaining from any vote relating to such action.

6.                                      TRADEMARK LICENSE AGREEMENT

Upon the closing of the Proposed Transaction, the trademark license agreement dated December 31, 2010 between the Company and the Joint Venture (the “Existing Trademark License Agreement”) shall be terminated and the Company and the Joint Venture shall enter into a new trademark license agreement, pursuant to which, among other things, the Joint Venture shall have the right to use the Marks (as defined in the Existing Trademark License Agreement) without the obligation to pay any royalty.

7.                                      TERMINATION

Fosun Pharma’s obligations under this Letter Agreement will terminate (i) automatically and immediately upon the termination of the Merger Agreement pursuant to its terms, (ii) upon the mutual written consent of the parties and (iii) if the Proposed Transaction is not consummated within two years of the consummation of the Merger.

8.                                      GOVERNING LAW

This Letter Agreement shall be governed by and construed in accordance with the laws of the Hong Kong SAR without giving effect to the principles thereof relating to the conflicts of laws.

9.                                      MISCELLANEOUS

This Letter Agreement may not be amended or otherwise modified without the prior written consent of each party hereto. This Agreement constitutes the sole agreement and supersedes all prior agreements, understandings and statements, written or oral, between us or our affiliates, on the one hand, and Parent or its affiliates, on the other hand, with respect to the transactions contemplated hereby.

The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this Letter Agreement.

The parties hereto agree that irreparable damage would occur if the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Letter Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which such party is entitled.

The provisions of this Letter Agreement and the fact of its existence are confidential and, except as required by applicable law, regulation or rule of any applicable securities exchange, neither party shall directly or indirectly, disclose, reveal, divulge, publish or otherwise make known to any person any of the provisions of this Letter Agreement or the fact of its existence save that each party may make disclosure to those of its officers, employees and advisers who need to be aware of the provisions of this Letter Agreement in order to facilitate the matters contemplated herein; provided that the party relying on this exception shall be and remain responsible for the failure by any such person to whom disclosure is to be made to maintain the confidentiality of this Letter Agreement and the fact of its existence.

All costs and expenses incurred in connection with the Proposed Transaction shall be borne by the party incurring them, except as otherwise expressly provided herein.

This Letter Agreement may be executed in any number of counterparts and by different parties on separate counterparts which when taken together shall be deemed to constitute one and the same letter.

Please confirm your agreement to the above by countersigning the attached duplicate of this Letter Agreement and returning it to us at the address given below.

[Signature pages follow]

Yours faithfully

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of the Board of Directors and Executive Director
For and on behalf of
Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

[Signature page to CML Agreement]

We acknowledge and agree to the above:

Healthy Harmony Holdings, L.P.

By: Healthy Harmony GP, Inc., its general partner

By:	/s/ Ronald Cami
Name: Ronald Cami
Title: Vice President

[Signature page to CML Agreement]